EXHIBIT 23(H)(V) UNDER FORM N-1A
                                           EXHIBIT 10(H) UNDER ITEM 601/REG. S-K
                                      EXHIBIT D
                                          to
                            Mutual Fund Services Agreement
               General Description of the Unified AML Program Services

      The following is a general description of the Unified AML Program services Unified shall provide to the Fund:

      I.   General Description

      A. Customer Identification. Verify shareholder identity upon opening new accounts, consistent with the Unified AML Program, and perform such other checks and verifications as are specified in Unified's Customer Identification Program (which is a component of the Unified AML Program).

      B. Purchase Transactions. Unified shall reject and return to sender any and all checks, deposits, and other deliveries of cash or property that do not comply with the Unified AML Program, subject to the provisions of any additional agreement between the Fund and Unified regarding special liability checks and other remittances.

      C. Monitoring and Reporting. Monitoring shareholder transactions and identifying and reporting suspicious activities that are required to be so identified and reported, including suspicious activity reports or Form 8300 reports, and provide other reports of shareholder activity to the Securities and Exchange Commission, the U.S. Treasury Department, the Internal Revenue Service, and other appropriate authorities, in each case consistent with the Unified AML Program.

      D. Frozen Accounts. Unified shall place holds on transactions in shareholder accounts or freeze assets in shareholder accounts as provided for in the Unified AML Program.

      E. Maintenance of Records. Maintain all records or other documentation related to shareholder accounts and transactions therein that are required to be prepared and maintained pursuant to the Unified AML Program, and make the same available for inspection by (1) the Fund's compliance officer, (2) any auditor of the Fund, (3) regulatory or law enforcement authorities, and (4) those other persons specified in the Unified AML Program.

      F. Other Services. Unified shall apply all other policies and procedures of the Unified AML Program to the Fund.

      G. Maintenance of the Unified AML Program. Unified shall maintain and modify the Unified AML Program from time to time to ensure that it remains reasonably designed to ensure compliance with the Applicable AML Laws. Upon request by the Fund, Unified shall make available its compliance personnel to the Fund and the Fund's counsel to discuss amendments to the Unified AML Program that the Fund or its counsel believes are necessary to keep such program in compliance with Applicable AML Laws. Changes to Unified's AML Program shall be implemented at Unified's sole discretion. Special procedures may be implemented for an additional fee to be agreed upon. The Fund may cancel its participation in the Unified AML Program at any time, and no further fees to Unified in respect of such program shall accrue after the date of cancellation.

      H. Annual Certification. On an annual basis during the term of this Agreement, Unified will certify to the Fund's Board of Trustees that it has implemented the Unified AML Program and that it will continue to perform the specific requirements of the Fund's Anti-Money Laundering Program in accordance with the terms of this Agreement.